As filed with the Securities and Exchange Commission on July 30, 2003

Registration No. 333-106516

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VISUAL DATA CORPORATION

(Exact name of registrant as specified in its charter)

Florida
(State or other jurisdiction of incorporation or organization)

65-0420146
(I.R.S. Employer Identification No.)

1291 SW 29th Avenue
Pompano Beach, Florida 33069
(954) 917-6655
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gail Babitt, CFO
Visual Data Corporation
1291 SW 29th Avenue
Pompano Beach, Florida 33069
(954) 917-6655
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joel D. Mayersohn, Esq.
Adorno & Yoss, P.A.
350 East Las Olas Boulevard
Suite 1700
Fort Lauderdale, Florida 33301
(954) 763-1200 telephone
(954) 766-7800 telecopier

From time to time after this registration statement becomes effective
(Approximate date of commencement of proposed sale to public)

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

		Proposed	Proposed
Title of each		maximum	maximum
class of securities	Amount to be	offering price	aggregate	Amount of
to be registered	registered	per unit	offering price	registration fee

Common stock (1)	528,620	$2.25	$1,189,395	$96

Total Registration Fee

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 (the “Securities Act”) based on the average of the high and low sale price of the common stock as reported on the Nasdaq SmallCap Market on June 23, 2003.

(2)	For purposes of estimating the number of shares of the registrant’s common stock to be included in this registration statement, the registrant included 166,667 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock, 100,000 shares of common stock issuable upon the conversion of outstanding shares of Class A-9 Convertible Preferred Stock, 16,000 shares issuable upon the exercise of outstanding warrants and 245,953 shares of its common stock presently issued and outstanding.

     All share and per share information contained herein gives effect to the one for 15 stock split effective June 24, 2003.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JULY                    , 2003

VISUAL DATA CORPORATION

528,620 shares of common stock

     This is an offering of common stock of Visual Data Corporation. All of the shares are being offered by the selling security holders listed in the section of this prospectus entitled “Selling Security Holders.” We will not receive any of the proceeds from the sale of the shares being offered by the selling security holders.

     For a description of the plan of distribution of the shares, please see page 17 of this prospectus.

     Our common stock is traded on the Nasdaq SmallCap Market under the trading symbol “VDATC.” On July 22, 2003 the last sale price for our common stock was $2.39.

     Investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus to read about risks of investing in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ________________ , 2003

PROSPECTUS SUMMARY
BUSINESS
COMMON STOCK OFFERED
USE OF PROCEEDS
RISK FACTORS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
EX-23.1 Consent of Goldstein Lewin & Co.

PROSPECTUS SUMMARY

     This summary highlights important features of this offering and the information included in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

BUSINESS

Our business, products and services

     We are a full service broadband media company that specializes in webcasting, networking solutions for the entertainment and advertising industries, and marketing solutions for the travel industry. Our operations are comprised in three operating groups, including:

•	Visual Data Webcasting Group

•	Visual Data Networking Solutions Group (EDNET)

•	Visual Data Travel Group (includes HotelView and ResortView)

     Products and services provided by each of the groups are:

     Visual Data Webcasting Group

     The Visual Data Webcasting Group provides an array of corporate-oriented, web-based media services to the corporate market including live audio and video webcasting, packaged corporate announcements, and information distribution for any business, government or educational entity, and can provide point-to-point audio and video transport worldwide.

     Our Webcasting Group was created to provide online webcasting services, a cost effective means for corporations to broadcast analyst conference calls live, making them available to the investing public, the media and to anyone worldwide with Internet access. We market the webcasting products through a direct sales force and through channel partners. Each webcast can be heard and/or viewed live, and then archived for replay for an additional fee with an option for accessing the archived material through a company’s own web site. Major corporations and small businesses are hiring us to produce live webcasts and custom videos for the web to communicate corporate earnings announcements, conference calls on the web, on-demand audio and video media, product launches, internal training, corporate video news and profiles, crisis communications, and basic online multimedia fulfillment.

     Our Webcasting Group, which represented approximately 51%, 50% and 30% of our revenues from continuing operations for the six months ended March 31, 2003 and the years ended September 30, 2002 and 2001, respectively, generates revenues through production and distribution fees.

     Visual Data Networking Solutions Group

     Our Networking Solutions Group, which is comprised of our Entertainment Digital Network, Inc. (“EDNET”) subsidiary, provides connectivity within the entertainment and advertising industries through its private network, which encompasses production and post-production companies, advertisers, producers, directors, and talent. The network enables high-speed exchange of high quality audio, compressed video and multimedia data communications, utilizing long distance carriers, regional phone companies, satellite operators, and major Internet service providers. The Networking Solutions Group also provides systems integration and engineering services, application-specific technical advice, audio equipment, proprietary and off-the-shelf codecs, video compression and transport equipment, teleconferencing equipment, and other innovative products to facilitate our broadcast and production applications.

     Based in San Francisco, EDNET develops and markets integrated systems for the delivery, storage and management of professional quality digital communications for media-based applications, including audio and video production for the North American advertising and entertainment industries. EDNET has established a private wide-area network (WAN) through strategic alliances with long distance carriers, regional telephone companies, satellite operators and independent fiber optic telecommunication providers, which enables the collaborative exchange of high quality audio, or for compressed video and multimedia data communications. EDNET also provides engineering services, application-specific technical advice, and audio, video and networking hardware and software as part of its business.

     Our Networking Solutions Group manages a global network of over 500 North American affiliates, and nearly 200 international associates, in cities throughout the United States, Canada, Mexico, Europe, and the Pacific Rim. Our Networking Solutions Group, which represented approximately 42%, 43% and 56% of our revenues from continuing operations for the six months ended March 31, 2003 and the years ended September 30, 2002 and 2001, respectively, generates revenues from the sale, rental and installation of equipment, network usage, distribution fees and other related fees.

     Visual Data Travel Group

     The Visual Data Travel Group produces Internet-based multi-media streaming videos such as hotel, resort, golf facility, travel destination and time-share productions designed to keep a high level of viewer interest. These concise, broadband-enabled “vignettes” generally have running times from two to four minutes. In addition to the high-end vignettes, we offer a commercial on the web (“COW”), which consists of a two minute narrated photo presentation of corporate properties. We warehouse all of our travel content on our own on-line travel portal Travelago.com.

     The Visual Data Travel Group, which represented approximately 7%, 7% and 9% of our revenues from continuing operations for the six months ended March 31, 2003 and the years ended September 30, 2002 and 2001, respectively, generates revenues from production and distribution fees. We own or co-own virtually all the content we create, which we believe provides us with desirable content for syndication.

Sales and marketing

     We use a variety of marketing methods, including our internal sales force and channel partners, to market our products and services. One key element of our marketing strategy has been to enter into distribution agreements with recognized leaders in each of the markets for our products and services. By offering our products and services in conjunction with the distributors products, we believe these distribution agreements enable us to take advantage of the particular distributors’ existing marketing programs, sales forces and business relationships. Contracts with these distributors generally range from one to two years. For the six months ended March 31, 2003 and 2002, we provided webcasting services to two significant customers for each fiscal quarter. Revenue for these customers totaled approximately $656,000 and $829,000 for the six months ended March 31, 2003 and 2002, respectively. For the six months ended March 31, 2003 and 2002 the sales to CCBN were approximately 19% and 4% of total consolidated revenue, respectively. For the six months ended March 31, 2003 and 2002 the sales to PR Newswire were approximately 0% and 20% of total consolidated revenue, respectively. CCBN was a customer of MOD therefore we did not have any revenues from this customer until the quarter ended March 31, 2002. During the later part of fiscal 2002, PR Newswire created an operating group, Multivu, to manage the large video events. In addition, PR Newswire transitioned their audio only webcasting business to Thomson Financial. The contract with either of these customers can be terminated upon a 30-day notification. See Risk Factors below. Other than this agreement, no other agreement with a distributor has represented more than 10% of our revenues during these periods.

Our executive offices

     Our executive offices are located at 1291 SW 29th Avenue, Pompano Beach, Florida 33069. Our telephone number at that location is (954) 917-6655.

Discontinued operations

     During the fiscal year ended September 30, 2001 we had two additional operating groups, the Visual Data Financial Solutions Group and the Visual Data Golf, Leisure and Syndication Group. The Financial Solutions Group was established in November 1999 to address the information needs of the financial sector. For the fiscal year ended September 30, 2001 it represented less than 1% of our revenues. The Golf, Leisure and Syndication Group was formed in December 2000 with the acquisition of the Golf Society of the U.S., which was a membership business that marketed to the golfing community. Its members were provided with the opportunity to acquire equipment, greens fees, trips and various other benefits at a discounted price. The Golf, Leisure and Syndication Group represented approximately 19% of our total revenues for the fiscal year ended September 30, 2001 and its operations represented approximately 23% of our net loss for fiscal 2001. In December 2001 we decided to discontinue the operations of the Financial Solutions Group and the Golf, Leisure and Syndication Group as a result of their adverse impact on our financial condition and in keeping with our overall strategic plan.

     On January 10, 2002, we executed a Stock Purchase Agreement for the sale of the Golf Society of the U.S., the consideration for which was the issuance to us of a $6.5 million 6% convertible debenture. The debenture, which has a five-year term, is convertible into common stock of Golf Society International, Inc., an unaffiliated third party. The terms of the debenture limit our ownership in Golf Society International, Inc. to 19.9%, with the exception of a simultaneous conversion and private or public sale of the investment. On April 30, 2002, we instituted an action in the Circuit Court for the Fifteenth Judicial Circuit for Palm Beach County, Florida, entitled Visual Data Corporation v. Golf Society International, Inc. and Howard Stern, in which we were seeking damages in excess of $6.5 million for breach of contract, fraud in the inducement, negligent misrepresentation and fraudulent misrepresentation against the plaintiffs. In October 2002 we were awarded a default judgment against the plaintiffs in the amount of $7,457,250. We intend to pursue collection of this amount, although but it is our belief that collection of this default will be unlikely. During fiscal year 2002, we fully reserved the amount of the debenture received from Golf Society International, Inc. as it has ceased operations.

COMMON STOCK OFFERED

     Under this prospectus, the selling security holders listed in the section of this prospectus entitled “Selling Security Holders” may offer and sell up to 528,620 shares of our common stock, of which 245,953 shares are presently outstanding, a total of 166,667 shares may be acquired through the conversion of shares of our Class A-7 Convertible Preferred Stock, a total of 100,000 shares which may be acquired through the conversion of shares of our Class A-9 Convertible Preferred Stock, and a total of 16,000 shares may be acquired through the exercise of outstanding warrants which have an exercise price of $4.50 per share.

USE OF PROCEEDS

     We will not receive any proceeds from the sales of the common stock offered by this prospectus. Any proceeds that we receive from the exercise of outstanding warrants will be used by us for general working capital. The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances that any of the outstanding warrants will be exercised. Pending utilization of the proceeds as described above, the net proceeds of the offering will be deposited in interest bearing accounts or invested in money market instruments, government obligations, certificates of deposits or similar short-term investment grade interest bearing investments.

RISK FACTORS

     Before you invest in our securities, you should be aware that there are various risks. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. You should consider carefully these risk factors, together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

You should not rely upon any forward-looking statements in this prospectus.

     Certain statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to implement our strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in “Risk Factors.” Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

We have an accumulated deficit and we anticipate continuing losses that will result in significant liquidity and cash flow problems. There is significant doubt about our ability to continue as a going concern.

     For the years ended September 30, 2002 and 2001, we incurred net losses of $11,432,173 and $11,552,745, respectively. Although our operating expenses have decreased we continue to incur significant operating losses. Our financial condition has continued to deteriorate since September 30, 2002. Our liquidity has substantially diminished because of these continuing operating losses and we had a working capital deficit of approximately $3.9 million at March 31, 2003. As a result, there is substantial doubt about our ability to continue as a going concern. The report of our independent accountants on our September 30, 2002 consolidated financial statements contained an explanatory paragraph stating that we have incurred significant recurring losses from operations since inception and have a working capital deficit which raises substantial doubt about our ability to continue our business as a going concern.

     For the six months ended March 31, 2003, we had an operating loss from continuing operations of approximately $2,250,000, we classified the approximately $1,500,000 of outstanding 6% convertible debentures from non-current to current and cash used in operations was approximately $338,000. Our forecast for fiscal year 2003 anticipates a reduction in cash used for operations. At March 31, 2003, we had approximately $11,000 of cash and cash equivalents. Subsequent to March 31, 2003 we entered into an Amended and Restated Loan Agreement with our secured lender that restructured the original loan. Under the terms of the Amended and Restated Loan Agreement, the lender agreed to renew the outstanding principal amount due under original loan and extend us a new loan in the amount of $1,950,000. Of this amount, $1,000,000 was deposited in escrow and will be available for use by us at the discretion of the lender and the remaining $950,000 was made immediately available. We raised an additional $450,000 during June 2003.

     We are currently seeking to raise up to $1.0 million of additional funds, however, there is no guarantee that we will be successful in raising all or a portion of such funds. We expect to continue to experience significant liquidity and cash flow problems that will require us to raise additional capital to continue operations and to service our existing indebtedness. As set forth below, we cannot assure you that we will be able to raise additional working capital to fund these anticipated deficits. If we are unable to significantly increase our revenues or raise working capital when needed to fund our ongoing losses, the viability of our future operations may be in question.

We will need additional financing which we may not be able to obtain on acceptable terms. Our continued existence is dependent upon our ability to raise capital and to market and sell our services successfully. If we fail in one or both of these efforts, our current level of operations as well as the future growth of our business and operations will be severely limited.

     Historically, our operations have been financed primarily through the issuance of debt and equity. Capital is typically needed not only for the acquisition of additional companies, but also for the effective integration, operation and expansion of these businesses. Capital is also necessary to fund our ongoing operations. Our future capital requirements, however, depend on a number of factors, including our ability to grow our revenues, manage our business and control our expenses. We are constantly evaluating our cash needs and existing burn rate. In addition, we have a plan whereby certain non-essential personnel and administrative costs will continue to be reduced so that we may continue to meet operating and financing obligations as they come due. Our ability to grow revenues, achieve cost savings or raise sufficient additional capital will also be necessary to service our existing indebtedness. Our ability to refinance existing indebtedness is subject to future economic conditions, market conditions, business conditions and other factors.

     Based upon an ongoing evaluation of our cash needs, absent a significant increase in our revenues which we do not believe is likely, we will need to raise additional capital to fund our ongoing operations. We cannot assure you that we will be able to raise additional working capital to fund these anticipated deficits. Our ability to raise capital will be further exacerbated if our common stock is delisted from the Nasdaq SmallCap Market as discussed below. In our capital raising efforts we may seek to raise additional capital through the sale of equity and debt securities or a combination thereof. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Visual Data held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock.

     If we do not raise funds as needed, our ability to continue our business and operations is in jeopardy. There are no assurances that even if such additional capital is obtained or the planned cost reductions, which are implemented, are successful, that we will achieve profitability or positive cash flow.

Our common stock may be delisted from the Nasdaq SmallCap Market which will adversely affect its future liquidity.

     In March 2003 we received a letter from The Nasdaq Stock Market informing us that we were eligible to have our common stock delisted from The Nasdaq SmallCap Market at the opening of business March 28, 2003. On May 19, 2003 we were notified by Nasdaq that after reviewing our definitive plan it determined to continue the listing of our common stock on The Nasdaq SmallCap Market that Nasdaq had determined to continue the listing pursuant to the following exception:

1. On or before June 25, 2003 we must demonstrate a closing bid price of at least $1.00 per share and immediately thereafter we must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days; and

2. On or before August 14, 2003 we must file our Form 10-QSB for the quarter ending June 30, 2003, which must reflect shareholders’ equity of at least $2 million.

     In its letter the Nasdaq Listing Qualifications Panel reserved the right to modify or terminate this exception upon its review of our reported financial results. On June 20, 2003 at a meeting of our shareholders an amendment to our Articles of Incorporation to affect a reverse stock split of all of the outstanding shares of our common stock, at a ratio between one-to-10 and one-to-20, to be determined at the discretion of the Board of Directors was approved. The Board subsequently fixed the ratio of the reverse stock split at one for 15, which such split was affected on June 24, 2003. On June 24, 2003 the closing bid price of our common stock exceeded the $1.00 minimum and we reasonably believe that we will meet the additional requirements for continued listing on the dates and for the periods described above.

     If, however, our common stock was delisted from the Nasdaq SmallCap Market, trading, if any, in the securities may then continue to be conducted in the over-the-counter market on the OTCBB or in the “pink sheets.” If our common stock were delisted from Nasdaq, it would seriously limit the liquidity of our common stock and impair our ability to raise future capital through the sale of our securities. Delisting could also adversely affect our relationships with vendors and customers. In addition, we would be subject to a rule adopted by the SEC that, if we fail to meet criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transactions prior to sale. Consequently, the rule may have a material adverse effect on the ability of broker-dealers to sell the securities, which may materially affect the ability of shareholders to sell the securities in the secondary market. Delisting could make trading our shares more difficult for investors, potentially leading to further declines in share price.

Delisting of our common stock from the Nasdaq SmallCap Market could result in a forced redemption of our 6% convertible debentures, and we may have difficulty repaying the debentures.

     The terms of our outstanding 6% convertible debentures provide that our failure to maintain a listing of our common stock on the Nasdaq Stock Market is an event of default under the debentures. If our common stock was to be delisted from the Nasdaq SmallCap Market, the debenture holders would have the right, after five days, to demand the repayment in full of all amounts outstanding under the debentures. At March 31, 2003 there was an aggregate of approximately $1.5 million outstanding under the debentures, including principal, interest, and a redemption premium of approximately $177,000 which we have accrued in the event such a premium should become due in the future. If the debenture holders were to demand repayment, we might not have the funds available to pay the outstanding amounts. While the debentures are unsecured obligations and we would seek to negotiate either an extension of the time to pay the amounts or some other form of settlement with the debenture holders, our inability to pay the debentures could result in the debenture holders asserting claims against us.

Our primary assets serve as collateral under an outstanding loan agreement. If we were to default on this loan, the lender could foreclose on our assets.

     On December 4, 2001 we entered into a private debt financing transaction under which the lender agreed to lend us up to $3 million. On May 7, 2003 we restructured this loan pursuant to the terms of an Amended and Restated Loan Agreement. The new loan is evidenced by a three-year promissory note in the principal amount of $3,000,000 and is collateralized by a blanket security interest in our assets and a pledge of the stock of our subsidiaries. If we should default under the repayment provisions of the secured promissory note, the lender could seek to foreclose on our primary assets in an effort to seek repayment under the note. If our lender was successful, we would be unable to conduct our business as it is presently conducted and our ability to generate revenues and fund our ongoing operations would be materially adversely affected.

We expect to continue to experience volatility in our stock price.

     Historically, there has been volatility in the market price for our common stock. Our quarterly operating results, changes in general conditions in the economy, the financial markets or the marketing industry, or other developments affecting our competitors, or us could cause the market price of our common stock to fluctuate substantially. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors. Factors that may adversely affect our quarterly operating results include:

•	the announcement or introduction of new services and products by our competitors; and us

•	our ability to upgrade and develop our systems in a timely and effective manner;

•	our ability to retain existing clients and attract new clients at a steady rate, and maintain client satisfaction;

•	the level of use of the Internet and online services and the rate of market acceptance of the Internet and other online services for transacting business;

•	technical difficulties, system downtime, or Internet brownouts;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business and operations;

•	government regulation; and

•	general economic conditions and economic conditions specific to the Internet.

     As a result of these factors, in one or more future quarters, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected. In addition, the stock market in general and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of those companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

We are dependent on contracts, some of which are short term. If these contracts are terminated, our results of operations would be materially adversely affected.

     We are dependent upon contracts and distribution agreements with our strategic partners and clients, including CCBN. For the six months ended March 31, 2003, sales to CCBN represented approximately 19% of our consolidated revenue. The contract with this customer can be terminated upon a 30-day notification. Because of the significant nature of the revenues from this contract to our consolidated results of operations, the termination of any of this contract could have a material adverse effect on our business operations and prospects.

The exercise of options and warrants and the conversion of shares of our Class A-7 Convertible Preferred Stock, Class A-8 Convertible Preferred Stock and Class A-9 Convertible Preferred Stock will be dilutive to our existing shareholders.

     As of June 1, 2003 we had outstanding options and warrants to purchase a total of 921,879 shares of our common stock at prices ranging between $3.45 and $257.82 per share. In addition, as of June 20, 2003 we had 86,832 shares of Class A-7 Convertible Preferred Stock which is convertible into 231,557 shares of our common stock, 268,000 shares of our Class A-8 Convertible Preferred Stock which is convertible into 357,335 shares of our common stock and 30,000 shares of our Class A-9 Convertible Preferred Stock which is convertible into 100,000 shares of our common stock issued and outstanding. This prospectus covers the possible resale of up to 266,667 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock and Class A-9 Convertible Preferred Stock, and the resale of up to 16,000 shares of our common stock issuable upon the exercise of outstanding warrants. The conversion of the Class A-7 Convertible Preferred Stock, the Class A-8 Convertible Preferred Stock and/or the Class A-9 Convertible Preferred Stock and the exercise of outstanding options and warrants may materially adversely affect the market price of our common stock and will have a dilutive effect on our existing shareholders.

The variable conversion price formula for the debentures could negatively affect the market price of our common stock.

     At March 31, 2003, the amount due under our 6% convertible debentures was approximately $1.5 million, which includes principal, interest and a redemption premium of approximately $177,000 which we have accrued in the event such a premium should become due in the future. At March 31, 2003 these debentures, assuming the application of the redemption premium, plus accrued interest, would be convertible into 353,969 shares of our common stock. The following are special risks, which result from the variable conversion price formula of the debentures:

•	REDUCTION IN STOCK PRICE. The conversion price of the debentures is variable based on the future trading prices of our common stock, with a floor conversion price of $4.245 per share. As a result of the market-related conversion price, the number of shares of common stock issuable upon conversion of the debentures will be inversely proportionate to the market price of the common stock at the dates upon which the conversion price may be determined.

•	EFFECT OF SHORT SALES BY THIRD PARTIES. As a result of the market-related conversion price of the debentures, third parties may take significant short positions in our common stock. If this occurs, these short positions may have the effect of depressing the trading price of our common stock, which would result in additional dilutive issuance of stock upon the conversion of the debentures.

•	EFFECT OF ADDITIONAL SHARES IN MARKET. To the extent that holder of the debentures converts a portion of the debentures and then sell its common stock in the open market, our common stock price may decrease due to the additional shares in the market, possibly allowing the holder to convert the remaining debentures into greater amounts of common stock, further depressing the stock price.

The debenture holders have asserted a default under the modification agreement related to the debentures. If the debenture holders convert the debentures, the issuance of shares of our common stock will be dilutive and could negatively affect the market price of our stock.

     We have 6% convertible debentures in the of amount of approximately $1.5 million outstanding as of March 31, 2003, which includes principal, interest and a redemption premium of approximately

$177,000 which we have accrued in the event such a premium should become due in the future. Those debentures are convertible into shares of our common stock at a conversion price of $4.245 per share. In August 2002 the debenture holders asserted a default in a modification agreement related to the debentures. If a default exists, the repayment terms of these obligations revert back to those of the original 6% convertible debentures. We believe that if a default has occurred, the debenture holders’ only remedy is to convert the debentures into shares of our common stock. At March 31, 2003, if the debenture holders had converted the entire principal amount of outstanding debentures, together with the accrued but unpaid interest and the redemption premium (in the event such a premium should become due in the future), we would have issued an aggregate of 353,969 shares of our common stock upon this conversion. The issuance of those shares will be dilutive to our shareholders and may have a depressive effect on the market price of our common stock.

The number of shares of our common stock issuable upon conversion of the Class A-9 Convertible Preferred can vary based upon the market price of our common stock.

     We have an aggregate of 86,832 shares of Class A-7 Convertible Preferred Stock, 268,000 shares of Class A-8 Convertible Preferred Stock and 30,000 shares of our Class A-9 Convertible Preferred Stock outstanding as of the date of this prospectus. Each share of the Class A-7 Convertible Preferred Stock is convertible into 2.66667 shares of our common stock, and each share of Class A-8 Convertible Preferred is convertible into 1.33334 shares of our common stock. The shares of Class A-9 Convertible Preferred Stock are convertible, in whole or in part, into shares of our common stock at any time at the option of the holder, or if not so converted, at any time beginning two years from the date of issuance, the holders of the Class A-9 Convertible Preferred Stock are obligated, upon notice from us, to convert those shares into shares of our common stock. The conversion price is presently $4.50 per share. The conversion feature of the Class A-9 Convertible Preferred Stock is subject to a one time reset to a lower price at the end of two years equal to 90% of the 10-day average price of the underlying shares of common stock, subject to a floor of $2.10 per share.

     Because the conversion price is not fixed, the ultimate number of shares of common stock issuable upon conversion of the Class A-9 Convertible Preferred Stock is unknown at this time. The following table sets forth:

•	the number of shares of our common stock that would be issuable upon conversion of the 30,000 shares of Class A-9 Convertible Preferred Stock based upon the current conversion price of $4.50 per share, and

•	the total number of shares of our common stock that would be issuable upon the conversion of the 30,000 shares of Class A-9 Convertible Preferred Stock based upon the floor conversion price of $2.10 per share.

	No. of Shares	% of
Conversion	of Common Stock	Issued and
Price	Issuable	Outstanding (1)

$4.50	100,000	4.0%
$2.10	214,286	8.0%

(1)	Based upon 2,541,342 shares of our common stock issued and outstanding.

You may be unable to recover against Arthur Andersen LLP.

     Arthur Andersen LLP was previously our independent accountant. Because Arthur Andersen LLP has not consented to the inclusion of their report with respect to our audited financial statements for the fiscal year ended September 30, 2001 which are incorporated by reference into this prospectus, you will be unable to recover against Arthur Andersen LLP under the Securities Act of 1934 for any untrue statements of a material fact contained in our financial statements or any omission to state a material fact required to be stated therein.

Provisions of our articles of incorporation and bylaws may delay or prevent a take-over, which may not be in the best interests of our shareholders.

     Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Florida Business Corporation Act also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation’s disinterested shareholders.

     In addition, our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors, of which 86,832 shares of Class A-7 Convertible Preferred Stock, 268,000 shares of our Class A-8 Convertible Preferred Stock and 30,000 shares of our Class A-9 Convertible Preferred Stock were issued and outstanding at June 20, 2003. Our board of directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

If the selling security holders all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease.

     It is possible that the selling security holders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

SELLING SECURITY HOLDERS

     This prospectus relates to periodic offers and sales of up to 528,620 shares of common stock by the selling security holders listed below and their pledgees, donees and other successors in interest, which includes:

•	100,000 shares of common stock issuable upon the conversion of outstanding shares of Class A-9 Convertible Preferred Stock. In June 2003 we sold 30,000 shares of our Class A-9 Convertible Preferred Stock and three year warrants to purchase 10,000 shares of our common stock at an exercise price of $4.50 per share to two accredited investors in a private placement exempt from registration under the Securities Act of 1933 in reliance on exemptions provided in Section 4(2) and Regulation D promulgated thereunder. We received gross proceeds of $450,000 from this transaction.

•	16,000 shares of our common stock issuable upon the exercise of outstanding warrants, including the 10,000 warrants described above, all at an exercise price of $4.50 per share.

•	166,667 shares of our common stock issuable upon the conversion of outstanding shares of our Class A-7 Convertible Preferred Stock.

•	245,953 shares of our currently issued and outstanding common stock.

     The designations, rights and preference of the Class A-7 Convertible Preferred Stock provide that:

•	each share pays cumulative dividends at the rate of 12% per annum based on the stated value of $12.00 per share, payable in cash or shares of common stock;

•	in the event of the liquidation or winding up of Visual Data, each share has a liquidation value of $12.00 plus all accrued but unpaid dividends;

•	the shares of Class A-7 Convertible Preferred Stock have no voting rights, except as may be required by applicable Florida law;

•	commencing three years from the issuance date, we have the right to redeem the Class A-7 Convertible Preferred Stock, upon 10 days notice, at $12.00 per share plus accrued but unpaid dividends;

•	each share is convertible into 2.66667 shares of our common stock at any time at the option of the holder, or if not so converted, at any time at our option if the closing bid price of its common stock exceeds $9.00 for 20 consecutive trading days; and

•	the Class A-7 Convertible Preferred Stock has certain anti-dilution protections.

     The designations, rights and preference of the Class A-9 Convertible Preferred Stock provide that:

•	each share pays cumulative dividends at the rate of 12% per annum based on the stated value of $15.00 per share, payable in cash;

•	in the event of the liquidation or winding up of Visual Data, each share has a liquidation value of $15.00 plus all accrued but unpaid dividends;

•	the shares of Class A-9 Convertible Preferred Stock have no voting rights, except as may be required by applicable Florida law;

•	commencing six months from the issuance date, we have the right to redeem the Class A-9 Convertible Preferred Stock, upon 10 days notice, at $15.00 per share plus accrued but unpaid dividends;

•	each share is convertible into shares of our common stock at any time at the option of the holder, or if not so converted, at any time beginning two years from the date of issuance, the holders of the Class A-9 Convertible Preferred Stock are obligated, upon notice from Visual Data, to convert those shares into shares of our common stock. The conversion price is $4.50 per share. The conversion feature of the Class A-9 Convertible Preferred Stock is subject to a one time reset to a lower price at the end of two years equal to 90% of the 10 day average price of the underlying shares of common stock, subject to a floor of $2.10 per share; and

•	the Class A-9 Convertible Preferred Stock has certain anti-dilution protections.

     The following table sets forth:

•	the name of each selling security holder,

•	the number of shares owned, and

•	the number of shares being registered for resale by each selling security holder.

     We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities, which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our shareholders.

	Number	Percentage	Shares	Shares to	Percentage
	of shares	owned before	to be	be owned	owned after
Name of selling security holder	owned	offering	offered	after offering	offering

Anthony G. Annaconi	32,000	1.3%	32,000	0	*
Trinhtt Bui (1)	55,000	2.2%	55,000	0	*
Lester Byron, Jr. (2)	1,884	*	150	1,734	*
Charter Capital Resources, Inc. (3)	55,000	2.2%	55,000	0	*
Barry Davis Roth IRA (4)	28,144	1.1%	2,144	26,000	1.0%
Michael Decker (5)	3,112	*	223	2,889	*
Eric Ellenhorn (6)	13,334	*	13,334	0	*
Clifford Friedland (7)	16,654	*	265	16,389	*
David Glassman (8)	16,487	*	265	16,222	*
Martin Hodas (9)	20,342	*	1,008	19,334	*
Neil Jones (10)	126,488	4.9%	110,488	16,000	*
Jack Keith Kidwell (11)	1,884	*	150	1,734	*
Peter Montagino	1,600	*	1,600	0	*
OnStream Media Corporation (12)	180,001	7.0%	166,667	13,334	*
Reitler Brown Holdings, LLC (16)	700	*	700	0	*
Rolin, Inc. (17)	700	*	700	0	*
Joseph Rotenberg (13)	70,122	2.8%	55,455	14,667	*
Hart Rotenberg (14)	32,616	1.3%	1,206	31,410	1.2%
Brani Weber	32,000	1.3%	32,000	0	*
Lawrence Zimble (15)	14,933	*	265	14,668	*

Total			528,620

*	represents less than 1%

(1)	Includes 50,000 shares of common stock issuable upon the conversion of outstanding shares of Class A-9 Convertible Preferred Stock and 5,000 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share.

(2)	Includes 1,334 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock and 400 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share.

(3)	Includes 50,000 shares of common stock issuable upon the conversion of outstanding shares of Class A-9 Convertible Preferred Stock and 5,000 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share. Mr. Beryl Ziskind is the control person of Charter Capital Resources, Inc.

(4)	Includes 20,000 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock and 6,000 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share.

(5)	Includes 2,222 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock and 667 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share.

(6)	Includes 6,000 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share. Mr. Ellenhorn was previously affiliated with a broker-dealer that we had engaged to provide services to us from time to time.

(7)	Includes 2,222 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock, 13,333 shares of common stock issuable upon the exercise of outstanding options at an exercise price of $7.50 per share and 667 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share. Mr. Friedland is an officer, director and principal shareholder of OnStream Media Corporation, a privately held corporation of which Visual Data is an approximate 29% shareholder and on whose board of directors members of our board of directors sit.

(8)	Includes 2,222 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock, 13,333 shares of common stock issuable upon the exercise of outstanding options at an exercise price of $7.50 per share and 667 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share. Mr. Glassman is an officer, director and principal shareholder of OnStream Media Corporation, a privately held corporation of which Visual Data is an approximate 29% shareholder and on whose board of directors members of our board of directors sit.

(9)	Includes 13,334 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock, 2,000 shares of common stock issuable upon the exercise of outstanding options at an exercise price of $15.00 per share and 4,000 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share.

(10)	Includes 16,000 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share.

(11)	Includes 400 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share and 1,334 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock.

(12)	Includes 166,667 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock and options to purchase 13,334 shares of common stock issuable upon the exercise of outstanding options at an exercise price of $15.00 per share. OnStream Media Corporation is a privately held company of which Visual Data is principal shareholder and of which Messrs. Selman and Saperstein, officers and directors of Visual Data, are directors. Messrs. David Glassman and Clifford Friedland are the control persons of OnStream Media Corporation.

(13)	Includes 8,000 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share.

(14)	Includes 6,000 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share and 20,000 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock.

(15)	Includes 2,222 shares of common stock issuable upon the conversion of outstanding shares of Class A-7 Convertible Preferred Stock and 667 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $4.50 per share.

(16)	Mr. Robert Brown is the control person of Reitler Brown Holdings, LLC.

(17)	Mr. Roger Schwarz is the control person of Rolin, Inc.

     None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as set forth above. None of the selling security holders are broker/dealers or affiliates of broker/dealers.

     We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

PLAN OF DISTRIBUTION

     The shares offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by a broker or dealer for its account under this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. The selling security holders and these broker-dealers and agents and any other participating broker-dealers, or agents may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 might be sold under Rule 144 rather than under this prospectus.

     In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell shares short and deliver the shares to close out the positions. We have been advised by each of the selling security holders that they do not have any open short positions in our common stock as of the date of this prospectus. The selling security holders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling security holders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

     Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

     We have advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with an at the market offering such as this offering. All of the foregoing may affect the marketability of our common stock.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

•	our annual report on Form 10-KSB for the fiscal year ended September 30, 2002,

•	our quarterly reports on Form 10-QSB for the periods ended December 31, 2002 and March 31, 2003,

•	a report on Form 8-K filed on March 26, 2003,

•	a report on Form 8-K filed on May 12, 2003,

•	a report on Form 8-K filed on May 19, 2003,

•	a report on Form 8-K filed on May 29, 2003, and

•	a report on Form8-K filed on June 23, 2003.

     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to such information unless those exhibits are specifically incorporated herein by reference.

     Requests for such documents should be directed to Corporate Secretary, Visual Data Corporation, 1291 SW 29 Avenue, Pompano Beach, Florida 33069, telephone number (954)917-6655. Please note that additional information can be obtained from our website at www.vdat.com.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information may be accessed over the Internet at a site maintained by the SEC at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the following public SEC reference room:

Public Reference Room
450 Fifth Street, N.W.
Washington, D.C. 20549

     You may obtain further information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

     We have filed a registration statement under the Securities Act with the SEC with respect to the shares to be sold by the selling security holders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

LEGAL MATTERS

     The validity of the issuance of the securities offered hereby will be passed upon for us by Adorno & Yoss, P.A., Fort Lauderdale, Florida.

EXPERTS

     The consolidated financial statements of Visual Data Corporation and subsidiaries as of and for the year ended September 30, 2002 incorporated by reference in this prospectus have been audited by Goldstein Lewin & Co., independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     On July 2, 2002 we announced that we had appointed Goldstein Lewin & Co. to replace Arthur Andersen LLP as our independent auditors. The consolidated financial statements of Visual Data Corporation and subsidiaries as of and for the years ended September 30, 2001 and September 30, 2000, together with the consolidated financial statements of MediaOnDemand.com, Inc. as of and for the years ended December 31, 2001 and December 31, 2000, have been audited by Arthur Andersen LLP, as stated in their reports dated January 1, 2002 and February 7, 2002, respectively, which are incorporated by reference herein. After reasonable efforts, we have been unable to obtain Arthur Andersen LLP’s written consent to the inclusion of our consolidated financial statements into the registration statement of which this prospectus is a part. Accordingly, we have omitted Arthur Andersen’s consent in reliance upon Rule 437a of the Securities Act. Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of acquisition that such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Since Arthur Andersen LLP has not consented to the inclusion of our consolidated financial statements into the registration statement of which this prospectus is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in our consolidated financial statements or any omissions to state a material fact required to be stated therein.

528,620 Shares

VISUAL DATA CORPORATION

Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.*

Registration Fees — Securities and Exchange Commission	$96
Listing of Additional Shares — The Nasdaq Stock Market	5,286
Cost of Printing	2,000
Legal Fees and Expenses	5,000
Accounting Fees and Expenses	3,000
Blue Sky Fees and Expenses	0
Miscellaneous	618

Total	$16,000

*	Estimated

Item 15. Indemnification of Directors and Officers.

     The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of a Florida corporation. Our articles of incorporation and bylaws provide that we shall indemnify to the fullest extent permitted by the Florida Business Corporation Act any person whom we may indemnify under the act.

     The provisions of Florida law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies including injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability for:

•	violations of criminal laws, unless the director has reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful,

•	deriving an improper personal benefit from a transaction,

•	voting for or assenting to an unlawful distribution, and

•	willful misconduct or conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     The statute does not affect a director’s responsibilities under any other law, including federal securities laws.

     The effect of Florida law, our articles of incorporation and our bylaws is to require us to indemnify our officers and directors for any claim arising against those persons in their official capacities if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     To the extent indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or control persons, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Item 16. Exhibits and Consolidated Financial Statement Schedules.

Exhibit No.	Description

4.1	Specimen Common Stock Certificate(1)

5	Opinion of Adorno & Yoss, P.A.*

23.1	Consent of Goldstein Lewin & Co.

23.2	The registrant was unable to obtain the consent of Arthur Andersen LLP. See information under the heading “Experts.”

23.3	Consent of Adorno & Yoss, P.A. (included in Exhibit 5)*

24.1	Power of Attorney (included on signature page)*

*	previously filed

(1)	Incorporated by reference to the registrant’s registration statement on Form SB-2, registration no. 333-18819, as amended and declared effective by the SEC on July 30, 1997.

Item 17. Undertakings.

     Visual Data will:

     1.     File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i. Include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. Include any additional or changed material information on the plan of distribution.

     2.     For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3.     File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach and the State of Florida, on the 30th day of July, 2003.

VISUAL DATA CORPORATION

By: /s/ Randy S. Selman

Randy S. Selman Chairman of the Board, Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Randy S. Selman Randy S. Selman	President, Chief Executive and Chairman of the Board	July 30, 2003

/s/ Gail Babitt Gail Babitt	Chief Financial Officer and Principal Accounting Officer	July 30, 2003

/s/ Alan Saperstein Alan Saperstein	Executive Vice President and Director	July 30, 2003

/s/ *	Director	July 30, 2003

Benjamin Swirsky

/s/ *	Director	July 30, 2003

Robert J. Wussler

/s/ *	Director	July 30, 2003

Charles S. Johnston

*	By Randy S. Selman, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Goldstein Lewin & Co.

II-4